SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934

Commission File Number 333-55046

The Savings and Investment Program for Employees of Union Carbide Corporation and Participating Subsidiary Companies

(exact name of registrant as specified in its charter)

2030 Dow Center
Midland, Michigan 48674
(989) 636-1000

(address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Participants’ Interests in The Savings and Investment Program for Employees of Union Carbide Corporation and Participating Subsidiary Companies

(Title of each class of securities covered by this Form)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) [ ] Rule 12h-3(b)(1)(ii) [ ]
Rule 12g-4(a)(1)(ii)[ ] Rule 12h-3(b)(2)(i)  [ ]
Rule 12g-4(a)(2)(i) [ ] Rule 12h-3(b)(2)(ii) [ ]
Rule 12g-4(a)(2)(ii)[ ] Rule 12h-3(b)(3)     [ ]
Rule 12h-3(b)(1)(i) [X] Rule 15d-6           [X]

Approximate number of holders of record as of the certification or notice date:

None

Pursuant to the requirements of the Securities Exchange Act of 1934, The Savings and Investment Program for Employees of Union Carbide Corporation and Participating Subsidiary Companies has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: February 28, 2003

THE DOW CHEMICAL COMPANY
EMPLOYEES’ SAVINGS PLAN,
SUCCESSOR BY MERGER TO THE SAVINGS
AND INVESTMENT PROGRAM FOR
EMPLOYEES OF UNION CARBIDE
CORPORATION AND PARTICIPATING
SUBSIDIARY COMPANIES

BY: /S/FRANK H. BROD
NAME: FRANK H. BROD
TITLE: ATTORNEY-IN-FACT